Filed Pursuant to Rule 424(b)(3)

File Number 333-150885

Supplement No. 5

(To prospectus dated July 3, 2008)

NCO GROUP, INC.

$165,000,000 Floating Rate Senior Notes due 2013

$200,000,000 11.875% Senior Subordinated Notes due 2014

This prospectus supplement No. 5 supplements and amends the prospectus dated July 3, 2008, as supplemented and amended by prospectus supplement No. 1 dated August 12, 2008, prospectus supplement No. 2 dated September 30, 2008, prospectus supplement No. 3 dated November  26, 2008 and prospectus supplement No. 4 dated December 12, 2008 (the “Prospectus”).  This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.

On March 13,  2009, NCO Group, Inc. filed with the Securities and Exchange Commission a current report on Form 8-K which included the attached information.

The date of this prospectus supplement is March 13,  2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 9, 2009

NCO Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	333-150885	02-0786880
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

507 Prudential Road, Horsham, Pennsylvania		19044
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (215) 441-3000

Not Applicable

(Former name or former address, if changed since last report)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

  ☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

  ☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

  ☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

  ☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

(b)           Effective as of March 9, 2009, Richard M. Cashin resigned as a member of the Board of Directors of NCO Group, Inc. (referred to as “we,” “us” or “our”).  Under a Stockholder’s Agreement dated as of November 15, 2006 among us, One Equity Partners II, L.P. and certain of its affiliates, referred to collectively as “OEP”, and our other stockholders, OEP has the right to designate three directors.   Mr. Cashin was one of OEP’s designees on our Board.

(d)           On March 9, 2009, our Board appointed Henry H. Briance to fill the vacancy created by the resignation discussed above.  Additionally, Mr. Briance was appointed to the Nominating and Corporate Governance Committee.  Mr. Briance was appointed to our Board as one of OEP’s designees under the Stockholder’s Agreement.

OEP is our principal stockholder.  Mr. Briance is a vice president of OEP.   Set forth below is a summary of certain transactions that we have had with OEP or its affiliates since January 1, 2008 that are required to be disclosed under Item 404(a) of SEC Regulation S-K:

Management Agreement.  On November 15, 2006, we entered into a ten-year management agreement with OEP pursuant to which OEP provides business and organizational strategy and financial advisory services.   Pursuant to the management agreement, we pay OEP $3.0 million per year plus reimbursement of expenses. We do not separately compensate OEP or its designated representatives on our Board of Directors for their services as directors, but OEP may receive fees in connection with its role in specific transactions in the future.

Registration Rights Agreement. On November 15, 2006, we entered into customary registration rights agreements with the placement agents of our notes, for the benefit of the holders of the notes. J.P. Morgan Securities Inc., one of the placement agents, is an affiliate of OEP.  The registration rights agreements provide that so long as J.P. Morgan Securities Inc. proposes to make a market in the notes as part of its business in the ordinary course, we must, within certain time periods, file a market making registration statement and, subject to certain exceptions, keep the related prospectus current in order to enable J.P. Morgan Securities Inc. to continue its market making activities with respect to the notes.  We filed this market making registration statement in 2007 and 2008 and expect to file a new market making registration statement in 2009.

Systems & Services Technologies, Inc.  In January 2008, we acquired Systems & Services Technologies, Inc., referred to as “SST”, a third-party consumer receivable servicer, for $17.7 million consisting of a cash payment of $10.6 million and the issuance of 29,884.7 shares of our Series A Preferred Stock, subject to certain post-closing adjustments. SST was a wholly owned subsidiary of JPMorgan Chase Bank, National Association. JPMorgan Chase Bank, National Association is an affiliate of OEP.

Transactions with JP Morgan Chase & Co.  JP Morgan Chase & Co., referred to as JPM, is our client. For the year ended December 31, 2008, we received fees for providing services to JPM of $14.8 million.  At December 31, 2008, we had accounts receivable of $9,000 due from JPM. JPM is an affiliate of OEP.

Additional Equity Investment by OEP.  In connection with a portion of the financing of our acquisition of Outsourcing Solutions Inc., on February 29, 2008, OEP and certain of our other stockholders purchased additional shares of our capital stock in a private placement.  OEP purchased 802,261.5 shares of our Series A Preferred Stock, 33,338.5 shares of our Class L Common Stock and 1,011,161.5 shares of our Class A Common Stock.  The offering price per share was $237.50 per share of Series A Preferred Stock, $247.50 per share of Class L Common Stock and $10.00 per share of Class A Common Stock.  The aggregate gross proceeds received from OEP was $208.9 million.

On December 9, 2008, OEP purchased a total of 40,745.8 shares of our Series B-1 19% PIK Preferred Stock and 1,369.4 shares of our Series B-2 19% Preferred Stock, each at a per share price of $237.50, for aggregate proceeds of $10.0 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NCO GROUP, INC.

Date: March 12, 2009	By:	/s/ John R. Schwab
	Name:	John R. Schwab
	Title:	Executive Vice President, Finance and Chief Financial Officer